AMERIS BANCORP

310 First Street, Southeast

Moultrie, Georgia 31768

September 20, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Ms. Kathryn McHale

Re:	Ameris Bancorp Amendment to Registration Statement on Form S-4 Filed August 30, 2013 File No. 333-189886 Form 10-K for the Fiscal Year Ended December 31, 2012 Filed March 1, 2013 File No. 001-13901

Ladies and Gentlemen:

On behalf of Ameris Bancorp (“Ameris”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) a conformed copy of Pre-Effective Amendment No. 2 (the “Amendment”) to Ameris’s Registration Statement on Form S-4 (File No. 333-189886) (as amended, the “Registration Statement”), marked to show changes from the filing of Pre-Effective Amendment No. 1 thereto filed with the Commission on August 30, 2013. Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter dated September 10, 2013 to Mr. Edwin W. Hortman, Jr. (the “Comment Letter”). The Amendment also includes other changes that are intended to update the information contained in the Registration Statement.

Set forth below are Ameris’s responses to the Comments. Responses to Comments regarding Prosperity are based on information provided by Prosperity. For the convenience of the Staff, Ameris has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond to the Comment numbers. All references to page numbers and captions (other than those in the Staff’s Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.

Securities and Exchange Commission

Division of Corporation Finance

September 20, 2013

Amendment No. 1 to Registration Statement on Form S-4

General

1.	We note your response to Comment 1 from our letter dated August 6, 2013 that Prosperity provided Ameris with certain financial projections in connection with the transaction. Please disclose two years of any material projections, including revenue, income, and income per share.

As discussed with the Staff on September 13, 2013, Prosperity did not provide any projections to Ameris, except for those projections prepared by Prosperity and provided to Ameris solely for purposes of responding to Comment 24 of the Staff’s letter dated August 6, 2013 to Mr. Edwin W. Hortman, Jr. Accordingly, pursuant to the conversation with the Staff, it is Ameris’s understanding that no projections need be provided, and none have been, in response to this Comment.

2.	We note your response to Comment 2 from our letter dated August 6, 2013; however, the staff has not received these materials as of the date of this letter. Please provide the board books to the staff as soon as possible.

The board books referenced in Ameris’s letter dated August 6, 2013 were sent to the Staff on September 10, 2013 for delivery on September 11, 2013.

Equivalent Prosperity Per Share Data, page 8

3.	Even though Prosperity does not trade on an exchange, please provide a recent sale price (or recent sale prices) to give investors an idea of the value of their shares. If there have not been any recent sales, please include disclosure regarding this fact and your inability to provide recent price data.

There have been no recent sales of shares of Prosperity common stock, and, as a result, we are unable to provide recent price data. In response to the Staff’s Comment, page 8 has been revised to state clearly that no recent price data is available for the Prosperity common stock because there have been no recent sales of shares of such stock.

Material U.S. Federal Income Tax Consequences for the Merger, page 46

4.	We note that you have elected to include the tax opinion in this section. Please revise the sentence that begins “the following discussion is intended only as a general summary of the material federal income tax consequences…” to reflect that the discussion is the actual opinion. In addition, throughout this section, where you refer to the “discussion,” please revise to refer to the “opinion.”

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In response to the Staff’s Comment, pages 46-48 have been revised to state that this section is the actual tax opinion of Rogers & Hardin LLP, counsel to Ameris, and to refer to the “opinion” rather than this “discussion.”

Tax Classification of the Merger, page 48

5.	Please revise your disclosure to state, if true, that it is the opinion of Rogers & Hardin that the merger will qualify as a reorganization and remove all qualifying and mitigating language in this section. If Rogers & Hardin is unable to give this opinion, you may not describe the merger as tax-free.

Pursuant to discussions with the Staff on September, 13, 2013, it is Ameris’s understanding that this Comment has been withdrawn and that no further response thereto is required.

Unaudited Pro Forma Combined Consolidated Financial Statements, page 118

Note 4 – Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments, page 128

6.	We note your response to comment 20 of our letter dated August 6, 2013. Please provide us all the facts and circumstances related to Ameris’ purchase of the trust preferred securities and specifically tell us where the securities are carried on Ameris’ balance sheet. Please tell us why you believe a pro forma adjustment is required and clarify if and why this adjustment would be recorded in purchase accounting. Please consider if additional disclosure of this transaction is appropriate in your registration statement.

Prior to the execution of the merger agreement by Prosperity and Ameris, Prosperity negotiated with a holder of its trust preferred debentures for the repurchase of that investment by Prosperity at a discount. Negotiations had occurred between Prosperity and the investor on a number of earlier occasions as well in connection with other strategic initiatives being investigated by Prosperity. During the time that Ameris and Prosperity were in negotiations for a strategic transaction, the holder of the trust preferred debentures agreed to sell its interest in the debentures, together with all rights to unpaid interest and fees, to Ameris for the sum of $2.25 million. At March, 31, 2013, Prosperity had a book value in the referenced debentures of $5.0 million plus unpaid/deferred interest of $1.474 million. At June 30, 2013, the securities were carried in “Other Assets” on Ameris’s balance sheet.

Ameris believes that a pro forma adjustment is required because assets and liabilities should be marked to fair value at acquisition. Because Ameris intends to extinguish this debt and forgive the debt in excess of Ameris’s carrying value following the merger of Prosperity with and into Ameris, management believes that this carrying value adequately represents the fair value of

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the liability on Prosperity’s balance sheet. Ameris believes the appropriate way to record this adjustment would be through purchase accounting adjustments at the date of acquisition.

In response to the Staff’s Comment, footnote “J” on page 128 has been revised to include additional disclosure regarding this adjustment.

Exhibit 8.1; Tax Opinion

7.	Please revise the last sentence of the second paragraph of the tax opinion to remove the language “without any qualification as to knowledge or belief.” If counsel has knowledge or belief that would affect its opinion, it is not appropriate to except such information from its opinion.

In response to the Staff’s Comment, the last sentence of the second paragraph of the tax opinion has been revised to remove this language. Ameris has filed a revised tax opinion as Exhibit 8.1 to the Registration State to reflect this deletion.

Ameris Bancorp Form 10-K for the fiscal year ended December 31, 2012

Nonperforming Loans, page 42

8.	We note your response to comment 27 of our letter dated August 6, 2013. We further note your statement that you will disclose more detailed information on future bulk sales in future filings. Please disclose the information requested in the first bullet point in your next periodic filing as we believe this information is still relevant to the readers of your financial statements.

As requested, Ameris will disclose the information requested in the first bullet point in its next periodic filing.

9.	We note your response to comment 27 of our letter dated August 6, 2013. It appears that many of the facts and risks included in your explanations explaining why the sales prices were so much lower than your appraised values should have been incorporated in your fair value measurements or included as a specific allowance for loan loss. For the three categories that you have provided explanations, please tell us more specifically why these facts and risks were not included in your fair value measurements or recognized as a specific allowance for loan loss prior to the bulk loan sale.

Ameris wishes to clarify that the facts and risks presented previously concerning the three categories were not intended to be explanations of the difference between appraised value and sales value. Ameris had no meaningful conversations with any bidder or eventual buyer in which Ameris could have gained the necessary insight into such party’s valuation process. Most

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of the facts and risks Ameris presented in its prior response were not known to the bidders or buyers, and many of the participants simply viewed the file to determine a collateral value and to confirm that the collateral itself was subject to a perfected security interest.

Additionally, Ameris failed to note conclusively in its prior response that all of the loans it discussed were valued as collateral-dependent impaired loans at levels Ameris believed it could realize in a liquidation scenario. The facts and risks presented by Ameris, to the extent they were known prior to the filing of Ameris’s Form 10-K for 2011 and to the extent that Ameris believed they would impact net realizable amounts, were considered in Ameris’s analysis and reflected in the fair value of each asset.

The facts and risks discussed by Ameris in its prior response were intended to illustrate the complications that existed with the liquidation process of each loan. It was this uncertainty as to the collection process that led Ameris to consider the bulk sale as a faster method of remediation.

10.	We note your response to comment 27 of our letter dated August 6, 2013 and specifically your statement that values obtained from the bulk sale were considered against loans measurement individually for credit impairment subject to similarities in property types, location and condition of the collateral. Based on your explanations for the low sales price, it appears that many of the risks impacting the valuation of the loan were more qualitative in nature such as the judicial foreclosure process in Florida, the likelihood of guarantors’ willingness to provide funds, the likelihood of litigation, etc. Please more specifically tell us how these risks were considered in your measurement of credit risk for loans measured individually for credit impairment at the most recent quarter end.

The qualitative measures noted previously by Ameris were impactful in management’s judgment of whether it was in Ameris’s interest to accept a bid under the loan sale or continue with traditional collection strategies. Management does not consider a “bulk loan sale” as a viable strategy for reducing exposure to problem loans. The sale was an extraordinary event, and no other bulk loan sales have been contemplated.

For loans measured individually for credit impairment, it is management’s desire to combine quantitative factors (e.g., appraisals or other fair value evidence) with the necessary qualitative factors and establish a value that accommodates the timely remediation of the problem asset. Ameris is continually refining its workout strategies for each asset to maximize the return. These strategies are based on the conditions present in each loan, potentially including one or more of those qualitative impacts, and are subject to change as conditions warrant. The decision to accept the bid for a loan does not, in and of itself, mean a similar impact will be as likely for other loans that were not included in the bulk loan sale.

Examples of the manner in which qualitative factors can vary from loan to loan and the reasons they are considered individually can be seen in the table included below in the response

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to Comment 11, which sets forth Ameris’s five largest impaired loans as of December 31, 2012. Ameris notes the following with respect to the qualitative factors discussed here:

a.	Two of the loans were secured by real property located in Florida, but both were collected by June 30, 2013 with minimal additional loss over the specific allowance recorded at December 31, 2012. Although the judicial foreclosure process posed a potential risk to resolution, Ameris was able to minimize that risk by maintaining the involvement of cooperative guarantors in the liquidation process, which resulted in a materially higher collection rate for Ameris vis-à-vis the bulk loan sale.

b.	Loan #3 is partially secured by real property located in Georgia, where foreclosure actions are typically more expedient. However, a bankruptcy action likely delays Ameris’s ability to force collection, and, therefore, Ameris has applied a larger margin to the appraised values than otherwise might be appropriate.

c.	Loan #4 is secured by real property located in Florida with a generally uncooperative guarantor. Despite the potential negative factors, Ameris’s appraisals demonstrate significant stabilization in the value of the collateral. Further, because of the property type, Ameris is not at risk for deferred maintenance, and, as a result, management believes Ameris can work through the issues noted here without further discounting of the collateral value. Ameris’s response was to update the valuation of the collateral to estimate the impact of time on the amount it anticipates ultimately collecting on the loan.

As Ameris develops the collection strategy with respect to individual loans, those qualitative impacts are considered in the evaluation of the discount to the estimated value of the collateral, the frequency of collateral evaluations and whether to amend collection efforts based on the cooperation and capacity of any guarantors.

11.	To further enhance our understanding of how you measure credit impairment for loans specifically identified for impairment, please provide us with a comprehensive analysis of your five largest credit exposures related to impaired loans at December 31, 2012 with updated information as of the most recent quarter end. Your response should include, but not be limited to, a discussion of the following:

•	when the loan was originated;

•	when the loan became impaired;

•	the amount of any charge-offs recognized for the loan;

•	the amount of any specific allowance for loan loss;

•	the underlying collateral supporting the loan;

•	the date and amount of the last appraisal;

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•	the risk characteristics related to the loan relationship that are different or were not included in the appraisal (occupancy percentage, lack of maintenance of the property, etc.)

•	events or factors occurring subsequent to the last appraisal and your evaluation of the impact on credit risk;

•	the discount to the most recent appraised value and how it was determined;

•	the amount of expected selling costs and how they were considered in your accounting;

•	the estimated fair value of the underlying collateral;

•	the existence of guarantors and how you assessed the risk that the guarantor is unwilling or unable to provide additional credit support to the loan relationship; and

•	any other pertinent information deemed necessary to understand the credit risk of the loan relationship and how you considered this information in your accounting.

As requested, set forth below is a comprehensive analysis of Ameris’s five largest credit exposures related to impaired loans at December 31, 2012 with updated information as of June 30, 2013:

Loan	Credit Exposure #1	Credit Exposure #2	Credit Exposure #3	Credit Exposure #4	Credit Exposure #5
Origination Date	09/08/07	04/23/2007	10/31/2007	08/23/2006	09/28/2012
Impairment Date	11/30/2012	9/13/2011	5/31/2010	5/23/2008	12/28/2012
Previous Charge-offs	$ 651,160	$ 310,000	$ —	$2,015,948	$1,300,000
Outstanding Balance at 12/31/1	$3,451,500	$2,770,000	$2,244,423	$1,530,000	$1,276,916
Outstanding Balance at 6/30/13	$ —	$ 250,000	$2,244,423	$1,530,000	$1,077,020
Specific Allowance at 12/31/12	$ 50,000	$ 270,000	$ 509,683	$ 170,000	$ 200,000
Collateral Description	1st mortgage on two parcels of raw land; approximately 18 acres in Jacksonville, FL zoned for multi- family, and approximately 13 acres in Jacksonville, FL zoned for retail use	1st mortgage on improved mixed- use CRE in Downtown Jacksonville, FL.	Various collateral– warehouse property in Americus, GA, farmland in Cordele, GA, and accounts receivable, inventory and FF&E of an operating company	1st mortgage on approximately 443 acres raw land zoned for residential development	Various collateral– improved residential property in GA & TN, farmland in TN, cattle and specific pieces of equipment
Date of Last Appraisal	12/28/2012	2/1/2012	11/1/2012	1/31/2012	11/2/2012

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Aggregate Amount of Last Appraisal	$3,835,000	$3,100,000	$3,205,000	$1,700,000	$2,117,818
Risk Characteristics Not Included in Appraisal	There were no other significant risk characteristics not included in the appraisal. There is no risk of deferred maintenance because of the property type.	There were no other significant risk characteristics not included in the appraisal. Based on Ameris’s observation, the guarantor was maintaining the property.	There were no other significant risk characteristics not included in the appraisal. There is no risk of deferred maintenance because of the property type.	There were no other significant risk characteristics not included in the appraisal. There is no risk of deferred maintenance because of the property type.	There were no other significant risk characteristics not included in the appraisal. There is no risk of deferred maintenance because of the property type.
Events or Factors Occurring Subsequent to Last Appraisal	Subsequent to the last appraisal, Ameris reached a settlement with the guarantor in which Ameris received $3,200,000 in June, 2013. Ameris’s net loss in excess of the 12/31/12 specific allowance was $201,500.	Subsequent to the last appraisal, the borrower received a contract for the sale of the collateral. The contract resulted in a sale for $2,200,000 which closed in June, 2013. Additionally, the guarantor agreed to a $250,000 deficiency balance. Ameris’s net loss in excess of the 12/31/12 specific allowance was $50,000.	Delays in collection have occurred due to the bankruptcy of the borrower, subsequent court hearings and appeals. The timing of a final resolution of all claims is uncertain, so Ameris utilized a higher discount of the collateral value to determine the specific allowance at 12/31/12.	There were no other significant events or factors that have occurred since the last appraisal.	There were no other significant events or factors that have occurred since the last appraisal.
Appraisal Discount	0%	20%	45%	20%	20%
Explanation	Given the recent appraisal date, the only discount considered was for estimated selling costs.	The specific use nature of the collateral (former main library for City of Jacksonville) was the basis for the appraisal discount.	The higher discount utilized is based on the uncertainty of the timing of final resolution of all claims and the blended nature of the collateral (real estate and chattel). The primary collateral is farmland in GA, which has exhibited a stabilized value through the period of resolution of claims	Ameris has had the property re-appraised several times since the date the loan became impaired. The collateral value appears to have stabilized as evidenced by recent appraisals, which justifies the discount applied.	The appraisal discount was considered based on Ameris’s limited knowledge of the TN markets in which the real property pledged as collateral is located. Additionally, the blended nature of the collateral (both real estate and chattel) justifies the discount.

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Anticipated Selling Costs	10%	0%	0%	0%	10%
Basis for Selling Costs	The basis for a discount for selling costs was Ameris’s internal estimate based on type and location of the collateral.	The primary guarantor remained engaged in the upkeep and marketing of the property which Ameris considered in its best interest to achieve the highest proceeds of sale. Because the marketing costs were born by the guarantor, no further discount for selling costs was warranted.	There is no basis for estimated selling until a resolution of all claims is reached and Ameris can reasonably estimate the date to obtain title to the real property.	There is no basis for estimated selling until a resolution of all claims is reached and Ameris can reasonably estimate the date to obtain title to the real property.	The discount for selling costs was based on the uncertainty of the length of marketing time that may be required for property located in TN.
Estimated Fair Value of Collateral	$ 3,451,500	$ 2,480,000	$ 1,734,750	$ 1,360,000	$ 1,623,642
Existence of Guarantor(s)	There were three guarantors on the loan, but only one of which had been contributing toward payments under the note in prior periods. Subsequent to the impairment date, the guarantor offered a settlement that was deemed acceptable to Ameris and which closed in June, 2013.	There were several guarantors on the loan, but one primary guarantor that continued to work with Ameris through an orderly liquidation of the collateral. Ameris determined the guarantor was cooperative.	There are several guarantors on the loan, but one that is considered primary and that has pledged personal assets to support Ameris’s overall collateral position. Further action against the guarantors is precluded until resolution of all claims is reached.	There is one guarantor on the loan. Ameris considers the guarantor uncooperative. Even so, the collateral is not subject to deferred maintenance.	There is one guarantor on the loan, who Ameris considers cooperative. Ameris received 100% net proceeds from the sale of a portion of the collateral in 2Q13 that was negotiated by the guarantor. Even so, due to the size of potential claims from other lenders, Ameris deems the collateral as the primary means of recovery.

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Any Other Information	There is no other information that is deemed necessary.	There is no other information that is deemed necessary.	There is no other information that is deemed necessary.	An updated appraisal was obtained in the 2Q13 for $1,550,000, a discount from the previous appraisal of less than 9%. Ameris’s specific allowance as 12/31/12 was sufficient to absorb the resulting charge-down.	There is no other information that is deemed necessary.

12.	We note your response to comment 27 of our letter dated August 6, 2013. Please tell us the amount of losses incorporated into the historical loss factor portion of the allowance for loan losses methodology for loans collectively measured for impairment at December 31, 2012. If all of the charge-off’s were not incorporated, please explain to us why. Please quantify the impact of including the bulk sale losses in your collectively evaluated measurement at March 31, 2012. Please explain to us how you quantified the impact.

The table below shows the impact of the bulk sale losses on the historical loss factor of the allowance for loan and lease losses (“ALLL”) for loan categories included in the bulk sale. Essentially, Ameris determined that a portion of the losses from the bulk sale in excess of the historical loss rates was extraordinary, and, therefore, Ameris excluded those losses in its future calculations. As shown in the table, the portion of the losses that were included increased Ameris’s historical loss rates, which increased its ALLL by approximately $962,000 at March 31, 2012.

The following facts provide support for Ameris’s decision to exclude a portion of the note sale losses as extraordinary:

a.	The losses experienced were highly affected by the individual assets being sold, and the nature of the remaining assets differed materially. The individual facts and circumstances that Ameris believed impacted the sales price of the loans sold in the bulk sale are not indicative or representative of the remaining assets in the loan types.

b.	Ameris’s traditional method and strategy of problem loan resolution is still in place. The alternative strategy of bulk loan sales as a means for more rapid resolution has not been considered, and management believes its future use is unlikely.

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c.	The method for determining the values of impaired loans by Ameris has been consistently applied. This method routinely recognizes losses and positions Ameris to achieve the highest net realizable value from the collection activity.

Loan Type	Charge-offs from Bulk Sale	Charge-offs included in ALLL Calculation	Historic Loss Ratio used in ALLL Calculation (as recorded)	ALLL – Collectively Measured for Impairment (as recorded)	Historic Loss Ratio Pro Forma without the bulk sale losses	ALLL – Collectively Measured for Impairment Pro Forma without the bulk sale losses	Difference in ALLL Due to Bulk Sale Charge-offs
Commercial, financial & agricultural	$(78,254)	$(60,524)	2.235%	$1,291,267	2.235%	$1,291,267	$0
Real estate – construction & development	$(553,501)	$(398,242)	8.802%	$6,042,194	8.709%	$5,976,679	$65,515
Real estate – commercial & farmland	$(9,385,037)	$(3,827,449)	1.970%	$6,442,183	1.681%	$5,578,538	$863,645
Real estate – residential	$(315,637)	$(165,964)	2.342%	$5,489,161	2.319%	$5,455,840	$33,321
Consumer installment & other	$(0)	$(0)	1.866%	$1,063,836	1.866%	$1,063,836	$0

Totals	$(10,332,420)	$(4,452,179)	2.877%	$20,328,641	2.716%	$19,366,160	$962,481

Financial Statements

Note 19. Fair Value of Financial Information

13.	We note your response to comment 28 of our letter dated August 6, 2013. Please revise future filings to provide quantitative information about the significant unobservable inputs used in the fair value measurement for each class of your recurring and nonrecurring measurements categorized within level 3. Refer to ASC 820-10-50-2-bbb for guidance and ASC 820-10-55-103 for example disclosure.

As requested, Ameris will revise future filings to provide quantitative information about the significant unobservable inputs used in the fair value measurement for each class of recurring and nonrecurring measurements categorized within level 3.

* * *

As requested by the Staff of the Commission, Ameris acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement or Ameris’s Annual Report on Form 10-K for the year ended December 31, 2012 (collectively, the “Filings”) effective, it does not foreclose the Commission from taking any action with respect to the Filings; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filings effective, does not relieve Ameris from its full responsibility for the adequacy and accuracy of the disclosure in the Filings; and (iii) Ameris

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may not assert Staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please contact Lori A. Gelchion, with Rogers & Hardin LLP, counsel to Ameris, at 404-420-4646.

Very truly yours,

/s/ Edwin W. Hortman, Jr.

Edwin W. Hortman, Jr.

Chief Executive Officer